SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                             -------------

                              Form 8-A\A

                      AMENDMENT NO. 2 TO FORM 8-A

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                     National Semiconductor Corporation
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)



                   Delaware                        95-2095071
---------------------------------------------    --------------
    (State of incorporation or organization)     (IRS Employer
                                                  Identification No.)



2900 Semiconductor Drive, P.O. Box 58090
          Santa Clara, California                  95052-8090
----------------------------------------------	  --------------
   (Address of principal executive offices)        (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class           Name of each exchange on which
      to be so registered           each class is to be registered
      --------------------          -------------------------------


      Preferred Stock Purchase      New York Stock Exchange
      Rights                        Pacific Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                 None
                           -----------------
                           (Title of Class)

(p1)

Item 1.    Description of Securities to be Registered.
           ------------------------------------------

     On August 5, 1988, the Board of Directors of National Semiconductor Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.50 per share (the "Common Shares"), of the Company. The dividend was payable on August 19, 1988 ("Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.50 per share (the "Preferred Shares") of the Company at a price of $60.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The following describes the Rights at the time they were initially approved.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights are evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share Certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificate") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the

(p2)

exercise price of the Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 30% or more of the outstanding Common Shares (unless such person first acquires 20% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 85% or more of the outstanding Common Shares) or (ii) during such time as there is an Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of the Company or other transaction or series of transactions involving the Company which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries beneficially owned by the Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 30% of more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Rights are redeemable at $.01 per Right at any time prior to acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares. The Rights will expire on August 8, 1998 (unless earlier redeemed).
The First National Bank of Boston is the Rights Agent.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the

(p3)

Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     The First Amendment to the Rights Agreement, which was dated October 31, 1995, provides that the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of the Rights Agreement, as amended. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or otherwise under any employee plan or arrangement, which plan or arrangement is existing as of the Distribution Date, or upon the exercise, conversion or exchange of any other securities issued by the Company on or prior to the Distribution Date, (b) shall, with respect to Common Shares so issued or sold by the Company upon exercise, conversion or exchange, in whole or in part, of any or all of the 6.5% Convertible Subordinated Notes due October 1, 2002 issued pursuant to that certain Indenture dated as of September 15, 1995 as may be amended from time-to-time, between the Company and The First National Bank of Boston, a national banking association, as Trustee, and (c) may, in any other case, if deemed necessary or appropriate by the Board of Directors of the Company, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Right Certificates shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificates would be issued, and (ii) no such Right Certificates shall be issued if, and to the extent that, appropriate adjustments shall otherwise have been made pursuant to the Rights Agreement, as amended, in lieu of the issuance thereof.

     The Second Amendment to the Rights Agreement, dated December 17, 1996, amends the terms of the Rights as follows: The expiration date of the Rights Agreement is extended to August 8, 2006. If the Board of Directors of the Company determines in good faith that a person who would otherwise be an Acquiring Person has become such inadvertently and such persons divest as promptly as practicable a sufficient number of Common Shares so that such person would no longer be an Acquiring Person, then such person is not deemed an Acquiring Person for purposes of the Rights Agreement. The Board may exchange the Rights at any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, and has the right to exchange the Rights in such case even if the acquiror has acquired Common Shares by purchase for cash pursuant to a tender offer which purchase increases beneficial ownership to 85% of the outstanding Common Shares.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be

(p4)

entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     The Rights have certain antitakeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by its Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares as the Rights may be redeemed by the Company at $.01 per Right prior to such time.

     The Rights Agreement, dated as of August 8, 1988 between the Company and The First National Bank of Boston, as Rights Agent, specifying the terms of the Rights (which includes as exhibits the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, form of Right Certificate and the Summary of Rights to Purchase Preferred Shares), is incorporated herein by reference as
Exhibit 1. The foregoing description of the Rights is qualified by reference to such Exhibit 1.

     The First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston, as Rights Agent, is incorporated herein by reference as Exhibit 2. The foregoing description of the Rights is qualified by reference to such
Exhibit 2.

     The Second Amendment to the Rights Agreement, dated as of December 17, 1996, between the Company and The First National Bank of Boston, as Rights Agent, is incorporated herein by reference as Exhibit 3. The foregoing description of the Rights is qualified by reference to such
Exhibit 3.

(p5)

Item 2.   Exhibits
          --------
     1. Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and The First National Bank of Boston, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of the Common Stock or the tenth business day after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in any person or group becoming the beneficial owner of 20% or more of the Common Stock.

     2. First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston.

     3. Second Amendment to the Rights Agreement, dated as of December 17, 1996 between the Company and The First National Bank of Boston.

(p6)

                                SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                    NATIONAL SEMICONDUCTOR CORPORATION



Dated: January 17, 1997       By:   //s// JOHN M. CLARK III
                                    ----------------------------------
                                          John M. Clark
                                          Senior Vice President, General
                                          Counsel and Secretary

(p7)

                              EXHIBIT INDEX


1. Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and The First National Bank of Boston, which includes the form of Certificate of Designations of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference from the Exhibits to Form 8-A filed August 9, 1988).

2. First Amendment to the Rights Agreement, dated as of October 31, 1995 between the Company and The First National Bank of Boston. (Incorporated by reference from the Exhibits to Amendment No. 1 to Form 8-A filed December 11, 1995).

3.    Second Amendment to the Rights Agreement, dated as of December 17,
      1996.

(p8)

                                                          Exhibit 3

                  SECOND AMENDMENT TO RIGHTS AGREEMENT


         AMENDMENT, dated as of December 17, 1996, to the Rights Agreement between National Semiconductor Corporation, a Delaware corporation (the "Company"), and the First National Bank of Boston, a national banking association (the "Rights Agent"), dated as of August 8, 1988, as amended as of October 31, 1995 (the "Rights Agreement").

         The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 27 thereof. All acts and things necessary to make this Amendment a valid agreement, enforceable according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects duly authorized by the Company and the Rights Agent.

          In consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

          I. Section 1(a) of the Rights Agreement is hereby amended by adding the following sentence to the end of the paragraph:

          Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

          II. Section 1(n) of the Rights Agreement is hereby amended by deleting "30%" and substituting therefor "20%" throughout the section.

          III. Clause (i) of Section 7(a) of the Rights Agreement shall be deleted in its entirety and replaced with the following:

          (i) the close of business on August 8, 2006 (the "Final Expiration Date"),

           IV. Section 11(a)(ii) is hereby amended by deleting the clause "(other than through an acquisition described in subparagraph
(iii) of this paragraph (a))", which clause begins near the end of the second line of the section.

(p9)

           V. Section 11(a)(iii) of the Rights Agreement is hereby deleted in its entirety and Section 11(a)(iv) is hereby renumbered
Section 11(a)(iii).

           VI. The form of Right Certificate attached to the Rights Agreement as Exhibit A is hereby amended by adding the following phrase after "August 8, 1988" in the fifth line of the first paragraph on page 1 thereof:

           and amended as of October 31, 1995 and December 17, 1996

           VII. This Amendment to the Rights Agreement shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

           VIII. This Amendment to the Rights Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument. Terms not defined herein shall, unless the context otherwise requires, have the meanings assigned to such terms in the Rights Agreement.

           IX. In all respects not inconsistent with the terms and provisions of this Amendment to the Rights Agreement, the Rights Agreement is hereby ratified, adopted, approved and confirmed. In executing and delivering this Amendment, the Rights Agent shall be entitled to all the privileges and immunities afforded to the Rights Agent under the terms and conditions of the Rights Agreement.

           X. If any term, provision, covenant or restriction of this Amendment to the Rights Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment to the Rights Agreement, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(p10)

           IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.


Attest:                           NATIONAL SEMICONDUCTOR CORPORATION


By:    //s// Nancy Ludgus         By:     //s// John M. Clark III
       ------------------                 -----------------------
Name:  Nancy Ludgus               Name:   John M. Clark III
Title: Assistant Secretary        Title:  Senior Vice President



Attest:                           THE FIRST NATIONAL BANK
                                  OF BOSTON, as Rights Agent


By:    //s// Karen Vann           By:    //s// Geoffrey D. Anderson
       ----------------                  --------------------------
Name:  Karen Vann                 Name:  Geoffrey D. Anderson
Title: Senior Account Manager     Title: Director, Client Services

(p11)